AQUAMER MEDICAL CORP.
350 Merrimack St., Bldg 5
Lawrence, MA 01843
(781) 389-9703

                                                                                                December 12 , 2009

Ms. Tara Harkins, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                  Re:   Aquamer Medical Corp.
                           Form 10-K for the Year Ended December 31, 2008
                                    Filed April 15, 2009
                           File No. 000-52327

Dear Ms. Harkins:

                  Regarding your letter of October 8, 2009, in connection with the above captioned filing, please accept the following responses which have been keyed to your comments.

Form 10-K For the Year Ended December 31, 2008

Financial Statements, page F-1.

Notes to Financial Statements

Note 4, Patents

-         We note your response to our prior comment 2 in our letter dated August 19, 2009. We further note from your response to prior comment 2 in our letter dated July 19, 2009 related to your Preliminary Statement on Schedule 14C that you plan on abandoning your current platform technology and to begin focusing on “real time” Internet search engine technology. We also note that you have been unable to enter into agreements with suppliers to provide the polymer product with chemical characteristics necessary for your technology and that you do not have the funds to conduct any further clinical trials on your existing products. Considering your decision to abandon your current business technology and your cumulative losses and losses incurred during the six months ended June 30, 2009, please explain to us in more detail how you evaluated your patent rights related to the Hydropatella Implant for impairment at December 31, 2008 and each subsequent reporting date. Additionally, please provide us with a copy of your most recent impairment analysis.

Plan to enter new business

In June 2009, we considered offering for sale all of our medical technology assets, including our intellectual property related to the Hydropatella Implant at a price in excess of our carrying value. It was our plan at that time to enter into a completely new, non-medical business field.

As we continued to deliberate our change of business focus, we concluded that the opportunities to exploit our existing medical technologies were still viable, provided we could arrange a relatively modest amount of financing, and possibly more attractive than the proposed new business. We also reached the opinion that funds to pursue promising medical technologies would again became available in 2010. Our financing could take various forms including equity, convertible debt, licensing arrangements or joint venture partnerships.

Inability to enter supply agreements

We have not entered into supply agreements for acceptable polymer, only because we have been unable to assure suppliers that we have the financial strength to pay for product as it is delivered. Once new financing becomes available to us, we believe that we will be able to enter into a satisfactory supply agreement.

Future financing

We are encouraged that there has been interest in our developing products and we believe there is a good possibility, based on ongoing discussions, that we will be offered financing to exploit our technologies in the first quarter of 2010.

We may also be offered financing to acquire interests in and to develop additional promising technologies in both medical and non-medical fields.

Evaluation of patent rights

On March 24, 2008, we acquired patent rights to the Hydropatella Implant for 10 million shares of the Company's common stock that were valued at $0.01 per share, or a total of $100,000.

Although our cumulative losses have been significant, they were primarily non-cash losses with relatively little in the way of accumulated liabilities that require our immediate attention and we do not believe these losses have impaired the value of our patent rights.

At the date of purchase, we valued the asset at the market value of the securities issued, which we believed was appropriate. Our policy requires a review of the carrying value of long-lived assets, including patents, goodwill, and other intangible assets, on an annual basis, beginning at the first anniversary of the acquisition or when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset. We reviewed the asset as of December 31, 2008 for changed circumstances and determined that there had been none.

As of the first anniversary date, March 24, 2009, we reviewed the asset for impairment. Since a valuation by using future cash flows would be entirely speculative, we considered that is was highly likely that we would receive a minimum of $100,000 if we were to dispose of the asset in a commercially reasonable manner and consequently we did not provide for impairment of the asset. We used the same review for the March 31, 2009 financial statement date.

As of June 30, 2009, we determined that there had been no change of circumstances to warrant impairment. We considered, in our review, that we were changing our business focus and would be disposing of our interest in the intangible asset. Again, we determined that it was highly likely that we would receive a minimum of $100,000 upon disposition, and consequently, no impairment charge would be warranted.

As of September 30, 2009, we again concluded that there had been no change of circumstances to warrant impairment. However, we determined that the asset's useful life was not indefinite, but that it was now appropriate to amortize the asset over a ten-year period, beginning as of January 1, 2009, consequently providing for amortization expense in the amount of $7,500, with anticipated additional future charges of $2,500 per quarter.

As of December 31, 2009, we will review the value of the asset to determine if there has been any change of circumstances causing impairment, or if there had been any change in the likelihood of recovering at least $90,000 upon disposition.

A copy of our September 30, 2009, impairment analysis is attached.

Form 10-Q for the Quarter Ended June 30, 2009

Note 7,  Stockholders' Deficiency, page F-4

2.      We note that you issued significant amounts of stock for services during the six months ended June 30, 2009. Please revise this note in future filings to disclose your accounting policy for stock compensation issued to non-employees. Refer to section 505-50 of the FASB Accounting Standard Codification.

In future filings, we will revise this note to disclose our accounting policy for stock compensation issued to non-employees in accordance with Section 505-50 of the FASB Accounting Standard Codification.

                   Aquamer Medical Corp. acknowledges that:

                  -         the company is responsible for the adequacy and accuracy of the disclosure in the filing;
                  -         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
                  -         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  We thank you for you assistance and hope that we have adequately responded to your comments and concerns.

                                                                                  Very truly yours,

                                                                                  /s/ Marshall Sterman
                                                                                  President

Memo

To:        General File
From:    Accounting
CC:

Date:     January 20, 2009

Re:        12/31/08 Impairment analysis for the Hydropatella Implant patent

Background: In March 2008, the Company acquired all rights, title and interest in the pending U.S. Patent for the Hydropatella Implant.  The invention, which is the subject of the Patent, relates to an improved patella (kneecap) with improved biocompatible properties such as high surface lubricity, reduced component-to-component wear, and drug delivery capabilities. The patent rights were acquired for 10 million shares of the Company's common stock that were valued at $0.01 per share, or a total of $100,000.

Accounting Policy: The Company's policy requires a review of the carrying value of long-lived assets, including patents, goodwill, and other intangible assets, on an annual basis, or when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations

Discussion: An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with the Impairment or Disposal of Long-Lived Assets. An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Generally an asset is not subject to impairment in the year of acquisition unless it becomes impaired during that period. Circumstances considered that could result in a reduction of the carrying value are as follows:

  A significant adverse change in legal factors or in the business climate
  An adverse action or assessment by a regulator
  Unanticipated competition
  A loss of key personnel

The Company's business plan to commercially exploit the patent has not changed. Management intends to develop and operate the patents and expects future cash flows to exceed carrying amount.  The Company cannot reliably project future cash flows for impairment analysis purposes. Management believes there have been no adverse circumstances that have occurred since the purchase of the asset that would have reduced the value. Accordingly, management expects the amount paid to be a realistic estimate of the potential amount to be realized if the patent were to be sold in an orderly transaction.

The fair value of the Company (the reporting unit) calculated on December 31, 2008 exceeds the carrying value of all the assets. The stock price on that date was $0.015 which results in an entity value of about $800,000.

Conclusion: The step 1 test was done to determine if the fair value of the reporting entity exceeded the carrying value of the Company's assets. Since $800,000 exceeds the carrying value of $100,000, no impairment is required under that test. Management's estimates of future cash flows cannot be corroborated by historical results, however, no adverse circumstances have occurred since the purchase date, therefore the most reliable estimate of value must be the amount paid. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

Memo

To:        General File
From:    Accounting
CC:

Date:     April 25, 2009

Re:        3/24/09 Anniversary Date and 3/31/09 Q1 2009 Impairment analysis for the Hydropatella Implant patent

Since our last impairment analysis dated January 20, 2009, there have been no adverse circumstances that should affect the value of the Hydropatella Implant patent.

Conclusion- No impairment charge recommended.

Memo

To:        General File
From:    Accounting
CC:

Date:     July 10, 2009

Re:        6/30/09 Q2 2009 Impairment analysis for the Hydropatella Implant patent

The Board of Directors has approved a corporate name change; new focus on the Internet search industry and disposal of assets related to the medical device business.

It is unlikely that the Hydropatella Implant intellectual property will bring less than $100,000 at sale, provided we do not rush to close a transaction.

Since our last impairment analysis dated April 25, 2009, there have been no adverse circumstances that should affect the value of the Hydropatella Implant patent.

Conclusion - No impairment charge recommended.

Memo

To:        General File
From:    Accounting
CC:

Date:     October 15, 2009

Re:        9/30/09 Q3 2009  Impairment analysis for the Hydropatella Implant patent

The Company is no longer interested in entering the Internet search business. It now plans to continue its efforts to raise capital to finance its efforts to develop the Hydropatella Implant product.

Since the last impairment analysis, dated July 10, 2009, there have been no adverse circumstances that should affect the value of the Hydropatella Implant patent rights.

The useful life of the asset should not be considered to be of an indefinite nature. An appropriate term would be ten years.

Conclusion:

Recommend amortizing the patent rights over a 10-year period, starting as of January 1, 2009. For the quarter ended 9/30/09, charge $7,500 to amortization expense and for Q4, charge an additional $2,500 for a total of $10,000 for 2009. Net unamortized balance  would be $92,500 as of 9/30/09, and $90,000 as of 12/31/09.

No impairment charge recommended.